FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 8501, 18th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

MINUTA
26.05.2008

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on May 26, 2008, prepared in summary form

1. Date, Time and Venue: On May 26, 2008, at 2:00 pm, by conference call, as expressly authorized by Article 20, §2º, of the Company bylaws.

2. 2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. 3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. 4. Resolutions: It was resolved, unanimously, by the present Board members and without any restrictions, to approve: (i) the adjustment of the quantity of debentures of the Company for the public offering under the 5th issuance of simple debentures of the Company, being the 1st issuance of debentures of the Company for public offering under the 3rd Offering Program (“Issuance” and “Debentures” respectively), as approved by the Meeting of the Board of Directors of Gafisa S.A. held on May 16, 2008 (“BoD Meeting”), so as to allow the Company to increase the quantity of Debentures for 25,000, being 12,500 Debentures of the 1st series and 12,500 Debentures of the 2nd series; (ii) the adjustment of the aggregate amount of the issuance, as approved by the BoD Meeting, which shall allow the Company to increase the aggregate amount of the issuance for R$ 250,000,000.00; and (iii) the confirmation of the remaining resolutions approved at the BoD Meeting.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Chairman: Gary Robert Garrabrant. Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Renato de Albuquerque, Caio Racy Mattar, Richard L. Huber, Fabio Schvartsman and Gerald Dinu Reiss. Secretary: Fabiana Utrabo Rodrigues

São Paulo, May 26, 2008.

[Signatures]